

Mail Stop 4631

December 8, 2016

<u>Via E-mail</u>
Mr. Michael Mo
President and Chief Executive Officer
KT High-Tech Marketing, Inc.
14440 Big Basin Way #12
Saratoga, CA 95070

> **Re: KT High-Tech Marketing, Inc.**
> **Item 4.02 Form 8-K**
> **Filed November 23, 2016**
> **Item 4.02/A Form 8-K**
> **Filed December 2, 2016**
> **File No. 0-55564**

Dear Mr. Mo:

We have reviewed your filings and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by providing the requested information, or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

1.   Please revise the File Number on the cover of your Form 8-K.

2.   Please further revise to provide a brief summary of the facts underlying the independent accountant's conclusion. Refer to Item 4.02(b)(3) of the Form 8-K.

3.   Please tell us whether you intend to file restated financial statements. If so, tell us how and when you intend to do so. We may have further comment after you file the restated financial statements.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jenn Do at (202) 551-3743 or me at (202) 551-3768 with any questions.

Sincerely,

/s/ John Cash

John Cash
Branch Chief
Office of Manufacturing and
Construction